CYBIN INC. DOING BUSINESS AS
HELUS PHARMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. doing business as Helus Pharma ("Helus Pharma") have been prepared by and are the responsibility of Helus Pharma's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by IFRS Accounting Standards ("IFRS") for annual financial statements and should be read in conjunction with Helus Pharma’s annual financial statements and notes for the year ended March 31, 2026, which are available on SEDAR+ at www.sedarplus.com.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of United States dollars) (Unaudited)

As at		June 30, 2026	March 31, 2026
	Notes	$	$
ASSETS
Current
Cash		166,365	157,258
Accounts receivable		5,038	5,028
Prepaid expenses		21,292	22,236

Total Current Assets		192,695	184,522

Non-current
Equipment	3	180	195
Intangible assets	4	30,543	30,224
Goodwill	5	36,237	36,225

Total Non-Current Assets		66,960	66,644

TOTAL ASSETS		259,655	251,166

LIABILITIES
Current
Accounts payable and accrued liabilities		17,568	19,377

Total Liabilities		17,568	19,377

SHAREHOLDERS' EQUITY
Share capital	6	538,867	492,102
Contributed surplus	6	50,684	34,972
Pre-funded warrants	6	16,167	16,399
Restricted and performance share unit reserve	6	18,686	7,453
Options reserve	6	16,192	31,563
Warrants reserve	6	38,205	38,205
Accumulated other comprehensive income		640	630
Deficit		(437,354)	(389,535)

TOTAL SHAREHOLDERS' EQUITY		242,087	231,789

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		259,655	251,166
Corporate information (note 1); Material accounting policy information and basis of preparation (note 2); Contracts, commitments and contingencies (note 10); Subsequent events (note 13)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on August 13, 2026 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(All amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

		For the three months ended June 30,
		2026	2025
	Notes	$	$
EXPENSES
Research	8	30,761	14,995
General and administrative costs	9	6,747	8,876
Share-based compensation	6	11,574	753

TOTAL EXPENSES		49,082	24,624

OTHER INCOME (EXPENSES)
Interest income		1,282	955
Foreign currency translation gain (loss)		(19)	1,944
Other income		—	29
Debt issuance cost		—	(2,917)
TOTAL OTHER INCOME		1,263	11

NET LOSS FOR THE PERIOD		(47,819)	(24,613)

OTHER COMPREHENSIVE INCOME
Unrealized gain on translation of foreign operations		10	490
COMPREHENSIVE LOSS FOR THE PERIOD		(47,809)	(24,123)

Basic and diluted loss per share for the period		(0.91)	(1.10)
Weighted average number of common shares outstanding - basic and diluted		52,318,151	22,401,197
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three-month periods ended June 30, 2026 and 2025
(All amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

		Share capital		Pre-funded warrants		Reserves
	Note	Number of shares	Amount	Number of warrants	Amount	Warrants	Options	RSU and PSUs	Contributed surplus	Deficit	Accumulated other comprehensive Income (loss)		Total
		#	$	#	$	$	$	$	$	$	$		$
Balance as at March 31, 2025		21,610,704	344,949	—	—	20,493	36,262	—	32,626	(255,393)	(13,940)		164,997
Foreign exchange impact of change in functional currency	6	—	(21,936)	—	—	(1,299)	(3,272)	—	(1,731)	13,856	14,382		—
At-the-market offering - net of share issuance costs	6	1,422,423	10,133	—	—	—	—	—	—	—	—		10,133
Options forfeited/expired	6	—	—	—	—	—	(129)	—	129	—	—		—
Share-based compensation	6	—	—	—	—	—	753	—	—	—	—		753
Unrealized gain on translation of foreign operations	6	—	—	—	—	—	—	—	—	—	490		490
Net loss for the period		—	—	—	—	—	—	—	—	(24,613)	—		(24,613)
Balance as at June 30, 2025		23,033,127	333,146	—	—	19,194	33,614	—	31,024	(266,150)	932		151,760

Balance as at March 31, 2026		51,631,804	492,102	3,040,250	16,399	38,205	31,563	7,453	34,972	(389,535)	630		231,789
Share issuance net of share issuance costs	6	10,309,280	46,533	—	—	—	—	—	—	—	—		46,533
Pre-funded warrants exercised	6	42,994	232	(42,997)	(232)	—	—	—	—	—	—		—
Options cancelled	6	—	—	—	—	—	(15,472)	—	15,472	—	—	—	—
Options forfeited/expired	6	—	—	—	—	—	(240)	—	240	—	—		—
Share-based compensation	6	—	—	—	—	—	341	11,233	—	—	—		11,574
Unrealized gain on translation of foreign operations		—	—	—	—	—	—	—	—	—	10		10
Net loss for the period		—		—	—	—	—	—	—	(47,819)	—		(47,819)
Balance as at June 30, 2026		61,984,078	538,867	2,997,253	16,167	38,205	16,192	18,686	50,684	(437,354)	640		242,087
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts expressed in thousands of United States dollars) (Unaudited)

		For the three months ended June 30,
		2026	2025
	Notes	$	$
OPERATING ACTIVITIES
Net loss for the period		(47,819)	(24,613)
Adjustments for items not affecting cash:
Share-based compensation	6	11,574	753
Depreciation and amortization	3,4	31	38
Gain on sale of lab equipment		—	(7)
Unrealized foreign currency translation		19	(1,944)
		(36,195)	(25,773)
Net changes in non-cash working capital items:
Accounts receivable		(10)	(11)
Prepaid expenses		944	(3,752)
Other current assets		—	335
Accounts payable and accrued liabilities		(1,809)	(347)
Net cash flows used in operating activities		(37,070)	(29,548)

INVESTING ACTIVITIES
Purchase of equipment and intangible assets	3,4	(320)	(231)
Proceeds on sale of lab equipment		—	10
Net cash flows used in investing activities		(320)	(221)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	6	46,533	10,133
Proceeds on issuance of convertible debentures		—	44,500
Net cash flows provided by financing activities		46,533	54,633
Effects of exchange rate changes on cash		(36)	(94)

Net increase in cash		9,107	24,770
Cash, beginning of period		157,258	93,922
Cash, end of period		166,365	118,692

Supplemental cash flow information:
Interest received		1,417	1,003
Interest paid		—	—
Income taxes paid		—	—
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION
Cybin Inc. doing business as Helus Pharma (“Helus Pharma”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These condensed interim consolidated financial statements include the accounts of Helus Pharma’s six subsidiaries (together with Helus Pharma, the “Company”): Helus Pharma Corp. (formerly Cybin Corp.), Helus US Inc. (formerly Cybin US Holdings Inc.) (“Helus US”), Adelia Therapeutics Inc. (“Adelia”), Cybin IRL Limited (“Cybin IRL”), Cybin UK Ltd. T/A Helus, and Helus International Limited (formerly Cybin International Limited) ("Helus International"). Helus Pharma’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
On January 5, 2026, the Company started to operate under the registered business name "Helus Pharma". The Company plans to seek approval from shareholders to change its legal name to Helus Pharma Inc. at the Company's next annual and special meeting of shareholders.
The Company is a clinical-stage pharmaceutical company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three months ended June 30, 2026 were approved and authorized for issue by the board of directors on August 13, 2026.
Stock exchange listings
Helus Pharma’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe Canada") and on the Nasdaq Global Market exchange ("Nasdaq") under the symbol "HELP". Additionally, the Common Shares are listed for trading on the Frankfurt Stock Exchange under the symbol “R7E1”.

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS have been omitted or condensed.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Material accounting policy information and basis of preparation” of the Company’s annual consolidated financial statements as at and for the year ended March 31, 2026.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2026.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in United States dollars ("$", "U.S. Dollars" or "USD"), the Company’s presentation currency. The subsidiaries’ functional currencies are as follows:

Entity	Currency	Ownership
Helus Pharma Corp.	U.S. dollars	100%
Helus US	U.S. dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
Helus International	U.S. dollars	100%

Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2026.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2026.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

New standards and interpretations
IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 in response to practical implementation issues and to introduce new requirements applicable to both financial institutions and corporate entities. These amendments aim to enhance the clarity and consistency of financial reporting for various types of financial instruments and their related disclosures by (i) clarifying the date of recognition and derecognition for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system (ii) providing help to determine whether a financial asset meets the Solely Payments of Principal and Interest criterion (iii) introducing new disclosures for instruments with contractual terms that may alter cash flows, such as financial instruments linked to the achievement of environmental, social, and governance targets, and (iv) updating the disclosure requirements for equity instruments designated at fair value through other comprehensive income. The new standard is to be effective for annual periods beginning on or after January 1, 2026. The Company has determined that adoption of these amendments has no significant effect on the Company's condensed interim consolidated financial statements.

New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 that is to replace IAS 1, Presentation of Financial Statements. The new standard aims to improve the quality of financial reporting by: (i) requiring defined subtotals in the statement of profit or loss; (ii) requiring disclosure about management defined performance measures; and (iii) adding new principles for aggregation and disaggregation of information. The standard is effective for the annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Company is in the process of assessing the impact of this new standard on its condensed interim consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Company's condensed interim consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

3.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance as at March 31, 2026	413	398	811
Additions	—	9	9
Balance as at June 30,2026	413	407	820

Accumulated Depreciation
Balance as at March 31, 2026	393	223	616
Depreciation charge	5	19	24
Balance as at June 30,2026	398	242	640

Net book value as at March 31, 2026	20	175	195
Net book value as at June 30, 2026	15	165	180
4.    INTANGIBLE ASSETS

	IP R&D	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance as at March 31, 2026	25,470	3,831	1,019	51	30,371
Additions	—	311	—	—	311
Effect of foreign exchange	16	(1)	—	—	15
Balance as at June 30, 2026	25,486	4,141	1,019	51	30,697

Accumulated Amortization
Balance as at March 31, 2026	—	—	96	51	147
Amortization charge	—	—	7	—	7
Balance as at June 30, 2026	—	—	103	51	154

Net book value as at March 31, 2026	25,470	3,831	923	—	30,224
Net book value as at June 30, 2026	25,486	4,141	916	—	30,543

Patents

Costs associated with patent procurement.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

5. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2026	36,225
Effect of foreign exchange	12
Balance as at June 30, 2026	36,237

6.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Helus Pharma consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Helus Pharma would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
During the three months ended June 30, 2026, the Company completed the following share issuances:
On June 17, 2026, 42,997 Pre-Funded Warrants were exercised and converted into 42,994 Common Shares.
On June 25, 2026, the Company completed an underwritten offering of 10,309,280 Common Shares at an offering price of $4.85 per Common Share for aggregate gross proceeds of $50,000, pursuant to an underwriting agreement dated June 23, 2026, between the Company and Cantor Fitzgerald & Co., Barclays Capital Inc., Bloom Burton Securities Inc., and Lucid Capital Markets. In consideration for their services, the Company paid to the underwriters a cash commission of $3,000 and incurred additional share issuance costs, being professional fees of $467.
Preferred Shares
As at June 30, 2026, the Company had no preferred shares outstanding.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

c)Pre-Funded Warrants

The continuity of the outstanding Pre-Funded Warrants for the three months ended June 30, 2026, is as follows:

	Number of Warrants	Weighted average exercise price
		$
Pre-Funded Warrants
As at March 31, 2026	3,040,250	0.00001
Issued	—	—
Exercised	(42,997)	0.00001
Outstanding as at June 30, 2026	2,997,253	0.00001
Exercisable as at June 30, 2026	2,997,253	0.00001
On June 17, 2026, 42,997 Pre-Funded Warrants were exercised and converted into 42,994 Common Shares.
d)Warrants

The continuity of the outstanding warrants for the three months ended June 30, 2026, is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2026	12,205,335	10.11
Issued	—	—
Exercised	—	—
Expired	—	—
Outstanding as at June 30 2026	12,205,335	10.11
Exercisable as at June 30, 2026	12,205,335	10.11

1Certain warrants were issued in CAD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

The following summarizes information about warrants outstanding as at June 30, 2026:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price		Estimated fair value $	Weighted average remaining contractual life Years
June 30, 2027[1]	9,409,138	9,409,138		$8.14	19,011	1.00
August 4, 2028	635,887	635,887		$15.20	3,184	2.10
May 14, 2029	1,754,386	1,754,386		$19.38	12,419	2.87
June 15, 2030	336,843	336,843	C$	9.50	2,707	3.96
August 20, 2030	38,818	38,818	C$	24.32	651	4.14
November 15, 2030	30,263	30,263	C$	9.50	233	4.38
	12,205,335	12,205,335			38,205	1.43
1 The warrants expire on the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of HLP003 (previously referred to as CYB003) in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share is equal to or exceeds $19.53 per Common Share for any five consecutive trading days.
e) Stock options
On November 5, 2020, Helus Pharma adopted an equity incentive plan ("Equity Incentive Plan"). Under the Equity Incentive Plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the Equity Incentive Plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of directors' authority to amend existing awards, and certain other housekeeping amendments.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

The changes in options for the three months ended June 30, 2026, is as follows:

	Number of Options	Weighted average exercise price C$
As at March 31, 2026	3,978,282	14.14
Granted	—	—
Exercised	—	—
Cancelled	(1,919,290)	13.56
Forfeited/Expired	(13,760)	33.37
Outstanding as at June 30, 2026	2,045,232	14.55
Exercisable as at June 30, 2026	1,802,008	15.25
On May 27, 2026, the Company cancelled options to purchase up to 1,919,290 Common Shares (exercise prices ranged from C$13.11 to C$21.28). The cancelled options were fully vested, and all associated share-based compensation expense had been recognized prior to their cancellation. Accordingly, the cancellation did not result in the recognition of any additional share-based payment expense during the three months ended June 30, 2026.

The following summarizes information about stock options outstanding on June 30, 2026:

Date of Expiry	Number of options outstanding	Number of options exercisable	Exercise Price C$	Estimated fair value $	Weighted average remaining life Years
August 18, 2026	1,316	1,316	21.28	14	0.13
August 20, 2026	1,316	1,316	21.28	14	0.14
September 26, 2026	25,657	25,657	30.02	306	0.24
November 15, 2026	13,158	13,158	27.17	110	0.38
December 31, 2026	1,842	1,842	13.11	15	0.50
December 31, 2026	3,947	3,947	16.72	37	0.50
December 31, 2026	1,974	1,974	21.28	21	0.50
December 31, 2026	32,896	32,896	57.00	940	0.50
March 4, 2027	526	526	42.94	11	0.68
March 8, 2027	10,526	10,526	38.76	205	0.69
June 30, 2028	175,052	175,052	16.72	1,625	2.00
September 26, 2028	2,632	2,632	30.02	41	2.24
March 20, 2029	526	526	21.28	6	2.72
April 5, 2029	151,976	151,976	21.28	1,584	2.77
June 30, 2032	7,895	7,895	34.20	124	6.00
August 15, 2034	1,113,023	1,113,023	13.11	8,809	8.13

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

Date of Expiry	Number of options outstanding	Number of options exercisable	Exercise Price C$	Estimated fair value $	Weighted average remaining life Years
November 27, 2034	64,500	55,908	14.37	537	8.41
March 7, 2035	35,000	35,000	10.45	214	8.68
August 15, 2035	48,800	24,392	10.00	231	9.13
August 15, 2035	80,000	40,000	11.00	376	9.13
August 29, 2035	15,000	7,500	11.00	74	9.16
October 1, 2035	200,000	75,000	8.39	703	9.25
November 14, 2035	44,240	16,590	8.39	146	9.37
December 31, 2035	13,430	3,356	11.65	49	9.50
	2,045,232	1,802,008		16,192	7.07
The Company recognized share-based payments expense related to the issuance of stock options for the three months ended June 30, 2026 of $341 (2025 - $753).
The outstanding options and warrants disclosed above were anti-dilutive for the three months ended June 30, 2026 and 2025 and did not impact the calculation of the loss per share.
f) Restricted and Performance Share Units
The Company may grant RSUs and PSUs to directors, officers, employees, and consultants of the Company. RSUs vest on time-based conditions and PSUs vest based on both market and service conditions, in accordance with the terms of the relevant PSU agreements.

The changes in RSUs and PSUs for the three months ended June 30, 2026, and the weighted average fair value at grant date per unit (“WAFV”) are as follows:

	Number of RSUs	WAFV ($)	Number of PSUs	WAFV ($)
Outstanding as at March 31, 2026	5,266,550	6.53	325,000	1.77
Granted	1,656,362	5.26	—	—
Deemed granted	—	—	—	—
Vested	—	—		—
Forfeited/Expired	(1,010,000)	6.39	(325,000)	1.77
Outstanding as at June 30, 2026	5,912,912	6.20	—	—

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

The Company recognized share-based payments expense related to the issuance of RSUs and PSUs for the three months ended June 30, 2026 of $11,233 (2025 - $Nil).

On June 17, 2026, the Company's obligation to grant 6,878 RSUs to certain officers of the Company crystallized pursuant to contractual arrangements. The RSUs are granted at no cost to the recipient and vested in full on July 1, 2026. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $28 and was determined with reference to the quoted market price of the Common Shares on the date the obligation arose, adjusted for the impact of contractual transfer restrictions. The underlying Common Shares were subject to a lock-up agreement with a staged quarterly release schedule over a three-year period. Accordingly, management applied a discount to the quoted market price to reflect the reduced marketability associated with the contractual lock-up arrangement when determining the grant-date fair value of the RSUs.

On June 25, 2026, the Company's obligation to grant 1,649,484 RSUs to certain officers of the Company crystallized pursuant to contractual arrangements. The RSUs are granted at no cost to the recipient and vested in full on July 1, 2026. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $8,689 and was determined with reference to the quoted market price of the Common Shares on the date the obligation arose, adjusted for the impact of contractual transfer restrictions. The underlying Common Shares were subject to a lock-up agreement with a staged quarterly release schedule over a three-year period. Accordingly, management applied a discount to the quoted market price to reflect the reduced marketability associated with the contractual lock-up arrangement when determining the grant-date fair value of the RSUs.

During the three months ended June 30, 2026, 1,010,000 RSUs and 325,000 PSUs expired as a result of the termination of certain employment agreements.
The outstanding RSUs disclosed above were anti-dilutive for the three months ended June 30, 2026 did not impact the calculation of the loss per share.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

7. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include parties having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.
The remuneration of key management personnel for the three months ended June 30, 2026 and 2025 are as follows:

	Three-months ended June 30,
	2026	2025
	$	$
Payroll, consulting and benefits(1)	1,358	972
Share-based compensation
Options	—	257
RSUs and PSUs	11,121	—
Total	12,479	1,229
(1) For the three months ended June 30, 2026, includes $1,004 (2025 - $889) presented in the consolidated statements of loss and comprehensive loss as a part of “General and administrative costs” and $354 (2025 - $83) presented in the consolidated statements of loss and comprehensive loss as a part of “Research”.
As at June 30, 2026, the Company had amounts payable to related parties of $127, included in accounts payable and accrued liabilities.

8. RESEARCH EXPENSES

	Three-months ended June 30,
	2026	2025
	$	$
Advancement of development programs	25,289	12,095
Payroll and benefits	4,206	2,596
Professional and consulting fees	756	24
Lab and administration	510	280
Total	30,761	14,995

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

9. GENERAL AND ADMINISTRATIVE EXPENSES

	Three-months ended June 30,
	2026	2025
	$	$
Payroll and benefits	3,014	1,607
Investor relations and marketing media	1,316	381
Professional and consulting fees	1,197	2,908
Office and administration	1,053	770
Capital market	145	2,059
Listing fees	14	26
Business development	8	1,125
Total	6,747	8,876
10. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at June 30, 2026, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $82,713. The Company expects to pay this amount within the 24 months ending June 30, 2028, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $9,500. At the sole discretion of the Company, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe Canada. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the condensed interim consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at June 30, 2026, no litigation or class proceedings have been commenced or certified against the Company. Should any litigation or class actions that the Company becomes involved in be unable to be resolved favourably or if any

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

claims or litigation are determined against the Company, the Company’s financial position and operating results could be materially adversely affected.
11.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three months ended ended June 30, 2026.
The Company requires capital to fund existing and future operations. The Company’s policy is to maintain adequate levels of capital at all times. As at June 30, 2026, the Company is not subject to any externally imposed capital, liquidity or other financial restrictions.
The Company’s capital structure is as shown in the condensed interim consolidated statements of changes in shareholders' equity.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

12.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	June 30, 2026	March 31, 2026
	$	$
Financial assets, measured at fair value:
Cash	166,365	157,258
Financial assets, measured at amortized cost:
Accounts receivable	372	507
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	17,568	19,377
The carrying amount of the Company's financial instruments approximate their fair value, due to their short-term nature.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. Currently, the Company has no financial instruments that would be classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three months ended June 30, 2026.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

Day 1 gains/losses
Upon acquisition of a financial instrument, the Company measures its fair value and compares this to the acquisition price. The difference is recognized as a gain or loss only if fair value is based on a quoted price in an active market or based on a valuation technique that uses only data from observable markets.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high creditworthiness. As at June 30, 2026, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at June 30, 2026, the Company had cash of $166,365 (March 31, 2026 - $157,258) in order to meet current liabilities and ongoing expenditures. Current liabilities include accounts payable and accrued liabilities of $17,568 (March 31, 2026 - $19,377). All amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at June 30, 2026, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $276 over a three month period.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in USD, CAD, EUR and GBP while the functional currency of USD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

At June 30, 2026, the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against USD:

Denominated in:	CAD 000s	GBP 000s	EUR 000s
Cash	1,318	38	66
Accounts payable and accrued liabilities	(891)	(443)	(89)
	427	(405)	(23)
Foreign currency rate	0.7037	1.3230	1.1407
Equivalent in U.S. dollars	300	(536)	(26)
Impact of 10% change in exchange rate	30	(54)	(3)
Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.
13. SUBSEQUENT EVENTS
On July 1, 2026, the Company granted options to certain employees of the Company to purchase up to 90,456 Common Shares at an exercise price of $6.61.
On July 1, 2026, the Company cancelled options (price range from C$8.39 to C$21.28) to purchase up to 1,023,721 Common Shares.
On July 1, 2026, the Company granted 4,103,974 RSUs to certain directors, officers, employees and consultants. Included in this amount were 1,656,362 RSUs relating to obligations that arose on June 17, 2026 and June 25, 2026 pursuant to pre-existing contractual arrangements. Each RSU entitles the holder to receive one Common Share upon vesting. Of the RSUs granted, 4,033,304 vested immediately upon grant and the underlying Common Shares are subject to lock-up agreements dated July 1, 2026, with varying terms and conditions. Certain of these lock-up agreements contained acceleration provisions that were subsequently triggered on August 13, 2026, resulting in the early release of the applicable lock-up restrictions in respect of 1,916,362 Common Shares. The holders of 2,116,942 Common Shares continue to be subject to their respective lock-up arrangements. In addition, 70,670 RSUs vest over a three-year period.
On July 1, 2026, the Company amended the terms of certain RSU awards, resulting in the acceleration of vesting. As a result, $15,425 of previously unrecognized share-based compensation expense associated with these awards will be recognized in the Company's statement of loss and comprehensive loss during the three months ending September 30, 2026.
On July 1, 2026, the Company issued 7,889,846 Common Shares upon vesting of RSUs.
On August 3, 2026, the Company granted a total of 1,175,000 RSUs and 425,000 PSUs to two new officers of the Company. The RSUs vest in annual tranches over three years. The PSUs vest based on the achievement of specified Common Share price targets during the three years following the grant date. Each RSU and PSU entitles the holder to receive one Common Share upon vesting.
On August 10, 2026, the Company issued 189,000 Common Shares upon the exercise of Common Share purchase warrants, resulting in gross proceeds of $1,538.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

On August 10, 2026, the Company issued 2,997,248 Common Shares upon the exercise of 2,997,253 Pre-Funded Warrants.
On August 10, 2026, the Company's obligation to grant 509,798 RSUs to certain officers of the Company crystallized pursuant to contractual arrangements.